

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

<u>Via E-mail</u>
Dennis M. Hanson
Chief Financial Officer
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453

       Re: Steinway Musical Instruments, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed on March 15, 2012
       Form 10-Q for Fiscal Quarter Ended June 30, 2012
       Filed on August 7, 2012
       File No. 001-11911

Dear Mr. Hanson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief